As filed with the Securities and Exchange Commission on August 3, 2010
Securities Act File No. 333-160878
Investment Company Act File No. 811-21257

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1 — Final Amendment)

PNC ALTERNATIVE STRATEGIES FUND LLC
(Name of Subject Company (Issuer))
PNC ALTERNATIVE STRATEGIES FUND LLC
(Name of Filing Person(s) (Issuer))
LIMITED LIABILITY COMPANY INTERESTS
(Title of Class of Securities)
69350V102
(CUSIP Number of Class of Securities)
Jennifer E. Vollmer, Esq.
PNC Legal Department
1600 Market Street, 28th Floor
Philadelphia, PA 19103
(215) 585-5082
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))
With a copy to:
John Loder, Esq.
Ropes & Gray LLP
One International Place
Boston, MA 02110-2624
(617) 951-7405
February 26, 2010
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation: $1,000,000 (a)	Amount of Filing Fee: $71.30 (b)
(a)	Calculated as the aggregate maximum value of Interests being purchased.

(b)	Calculated at $71.30 per $1,000,000 of the Transaction Valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid: $71.30
Form or Registration No.: SCHEDULE TO, REGISTRATION NO. 333-128725
Filing Party: PNC Alternative Strategies Fund LLC
Date Filed: February 26, 2010
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑
     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on February 26, 2010, (the “Schedule TO”) by PNC Alternative Strategies Fund LLC (the “Company”), relating to the offer by the Company to purchase an amount of limited liability company interests of the Company (the “Interests”) from the members of the Company (the “Members”) for cash on the terms and conditions set forth in the Offer to Purchase, dated February 26, 2010 and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”). The Company offered to purchase up to $1,000,000 at a price equal to the net asset value of the Interests or portion thereof properly tendered as of June 30, 2010 (the “Valuation Date”). This Amendment No. 1 is intended to satisfy the reporting requirements of Rule 13e-(4)(c)(4) of the Securities Exchange Act of 1934, as amended. Copies of the Offer to Purchase and the related Letter of Transmittal were previously filed with the Schedule TO as Exhibits B and C, respectively.
     The Offer terminated at 5:00 p.m., Eastern time, on March 30, 2010. Members of the Company tendered an amount less than the amount the Company offered to purchase, which was $1,000,000 of the net assets of the Company. Pursuant to the terms and conditions set forth in the Offer, the Company elected to accept the aggregate net asset value of tendered Interests as of the Valuation Date in the amount of $982,485.70.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

PNC Alternative Strategies Fund LLC
By:	/s/ Kevin A. McCreadie
	Name:	Kevin A. McCreadie
	Title:	President

August 3, 2010